Annual Report

December 31, 1999

Equity Trust

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Growth Fund
Mosaic Foresight Fund

MOSAIC FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Katherine L. Frank

The annual period ended December 31, 1999 witnessed one of the more unusual equity markets in memory. In the last few reports we've commented on a trend towards narrowness in the market. This is an effect in which a few highly favored stocks carry a disproportionate weight of the indices' advances, while many, if not most, of the other stocks are up significantly less or even down. This trend blossomed into a bone fide phenomenon in 1999, with technology stocks fueling most of the market's rise. In the S&P 500 Index, the median stock returned only 0.4%. Just 30 stocks accounted for all of the gain of the S&P 500's 21.0% return this year; the remaining 470 netted out to a 0% return. In fact, only 50% of the stocks in the S&P 500 were positive for the year.

With the Dow Jones up 27.2%, the major indices had another terrific year, making the last half of the 1990's one of the best-ever sustained periods of stock market growth. To a great extent, Mosaic Equity Trust shareholders have benefited from this run. However, unlike the unmanaged indices, Mosaic's management is constantly tuned to the risk/reward relationship of our holdings.

Steadily growing, blue-chip stocks were out of favor this past year. Instead, money poured into technology stocks and funds, especially new, unproven companies. In 1999, 58 new issues joined the United State's top-200 technology companies. These are companies that have little, if any revenues, no profits, yet soaring stock prices.

At Mosaic, we look first at a company's fundamentals and prospects, and then at the stock's relative valuation. We consider ourselves long-term investors, and do not invest in the most speculative edges of the market.

We think most investors share our concerns regarding risk, and prefer to have the bulk of their money invested along these lines. However, this disciplined approach can be trying in a period in which speculation reigns. Still, we have every confidence that the markets will eventually return to caring about earnings and underlying fundamentals. Although our style of investing was distinctly out of favor in 1999, we can report positive results of 5.06% for Mosaic Investors, 3.14% for Mosaic Balanced Fund and 9.50% for Mosaic Mid-Cap. Mosaic Foresight, which remained in a defensive posture for the year, showed a slight negative return of (0.94%).

As we enter a new decade, century and millenium, we are encouraged by the fundamental strength of the companies we hold and are optimistic, knowing that investing trends move in and out of style. We fully believe that the market will shift back to the kind of fundamentals we pursue, and that our shareholders will be rewarded.

We thank you for your continued confidence in Mosaic.

Sincerely,

Katherine L. Frank
President

Management's Discussion of Fund Performance

Period in Review

1999 was another positive period for major market indices, with the Standard and Poor's 500 advancing 21.0% through December 31, 1999 and the Dow Jones Industrial Average advancing 27.2%. However, these advances were hardly smooth and were not particularly indicative of the fate of the average U.S. stock.

A year ago we reported on a positive equity market sailing along on a combination of low inflation and Federal Reserve rate cuts that were a response to a worrisome international economic scene. A year later, much has changed. International economic news is generally bright. This recovery, coupled with a strong domestic economy and heavy consumer spending, has inspired the Federal Reserve to reverse course and raise rates. While this has dampened the performance of many stock sectors, particularly financials, other types of stocks, most notably technology issues, have responded positively to the stronger economy.

The backdrop for higher rates has been a U.S. economy which produced its fourth straight year of real growth in excess of 4%. This strong showing ranks near the top of post-WWII expansions and shows no signs of slowing. Robust recoveries in most foreign economies support the trend of domestic growth as markets for American exports continue to expand.

For domestic stocks, it was a year of contrasts, in which sectors of the market and types of stocks showed widely disparate results. The year began with a handful of large growth stocks leading the markets. In April, there was a rotation to long-neglected value and smaller companies, which proved to be short-lived.

Much of the upward movement in the indices came in fourth quarter, when technology stocks caught on fire; particularly those associated with the Internet. By the year's end, the gap between the fates of growth stocks and value stocks was at an all-time high. Although many of the year's best performing stocks could be found in the tech-heavy Nasdaq market, the average Nasdaq stock managed a rise of less than 1%, while the Merrill Lynch Stable Growth Index, which is composed of the sort of solid blue chip stocks we favor, was (12%).

Another notable trend was the increase in stock market volatility, as investors reacted in strong and swift fashion to earnings reports, pouring into companies with positive news and punishing those that fell short. With the market at all time highs, many companies are "priced for perfection." It can be an unnerving environment in which a great company can lose a quarter of its value in a day by missing earnings expectations by just a few cents per share.

But rather than be intimidated by these market conditions, we see many opportunities. When all eyes are on a narrow band of high-priced stocks, it is possible to find true values in other parts of the market. Eventually, conditions will produce a wider search for reliable growth companies. In the meantime, owning these companies when they are out of favor seems to us a course which will be rewarded in the long term.

Interview with lead equity manager Jay Sekelsky



Jay Sekelsky

How did the four funds in Equity Trust perform in 1999?

Results were rather modest for the funds in 1999. Mosaic Investors was up 5.06% for the year, Mosaic Balanced advanced 3.14%, Mosaic Mid-Cap was up 9.50% and Mosaic Foresight was down (94%). These are not results that we are satisfied with. Considering the positive fundamentals of the market, but tempered by the remarkable performance in many of our favorite stocks in the last quarter of 1998, we were cautiously optimistic as we entered 1999. However, we were surprised at the depth and persistence of the market's aversion to the companies and sectors we favor. This negative trend was accentuated by the remarkable run of extremely high-priced technology stocks, which created a "feast or famine" atmosphere. Even after a difficult 1999, Investors, Balanced and Mid-Cap Growth have all achieved a double digit average annual return for the past five years, with Investors leading the way with an average annual return of 20.79%.

Mosaic Investors

Can you describe the performance of the fund over the course of the year?

Through October of this past year we were pleased to have generated returns in line with the market, especially when you consider that many of the sectors that we invest in were significantly trailing. But in the last quarter, when high-flying technology and Internet stocks were leading the market indices to new highs, our relative performance actually back-peddled. Although we had good performance from our technology holdings, our dramatic under-weighting in the sector was clearly a drag on relative performance. This under-weighting was not the result of an aversion to technology stocks, but rather due to our perception that many technology stocks offered a poor risk to reward tradeoff. Our holdings in financial stocks were hurt by the general trend of rising interest rates. In addition, given the strength of the economy, the other two sectors that we were invested in, consumer and healthcare also had a difficult quarter. In terms of S&P 500 sector performance for the year, Technology was up 69.2%, Financials were up 2.9%, Consumer Staples were down 4.4% and Healthcare was down 4.7%.

Did you make any significant additions to the Mosaic Investors since December 31, 1998?

A volatile market tends to induce additional trading, as stocks move rapidly up and down the valuation ladder. For our predominantly large-stock holdings in Mosaic Investors, the year saw a number of significant additions, primarily in the technology sector. At the start of the year we had a mere 8% of

the portfolio allocated to technology. By mid-year the allocation to technology had grown to over 20%, before falling to 14% at year-end. For example, we were pleased to be able to add one of the most prominent technology names, Intel, in early June when the stock temporarily dipped into the low 50's.

What holdings were the strongest contributors to fund performance in Investors?

As we said earlier, the market in 1999 was characterized as a "feast or famine" atmosphere. Our portfolio holdings were no exception, as witnessed by the strong results we enjoyed from quite a few different companies. The portfolios had good results from several technology holdings including Lexmark, Computer Sciences and BMC Software. Although it was difficult year for financial names in general we did hold some real winners including MGIC Investment Corp, Citigroup and American Express, which were each up over 50% during 1999. In the consumer area, Dayton Hudson, who will be changing its name to Target on January 30, 2000 in recognition of its largest division, the Target store chain, had strong double-digit returns for the period, rising some 36% during 1999. Our investment in MediaOne Group, one of the top cable TV companies in the country, was rewarded with a 63% gain.

What holdings constrained performance?

Just as we enjoyed success in many different sectors last year, we also had a number of significant disappointments in individual holdings, which were felt particularly hard in a market environment which materially punished companies that didn't meet expectations. The biggest disappointments for the period were computer-maker Compaq and Xerox, "the document company." Despite its established position of sales leadership, Compaq

FUND-AT-A-GLANCE

Objective: Mosaic Investors seeks long-term capital appreciation through investments in large growth companies.

Net Assets: $29.3 million

Date of Inception: November 1, 1978

Ticker: MINVX

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 1999 FOR MOSAIC INVESTORS

	% of net assets
MCI WorldCom, Incorporated	4.8%
Time Warner, Inc.	4.7%
PepsiCo, Inc.	4.7%
CVS Corporation	4.7%
MGIC Investment Corporation	4.6%
Bristol-Myers Squibb Company	4.4%
Abbott Laboratories	4.3%
Federal Home Loan Mortgage	4.2%
Safeway, Incorporated	4.0%
Tyco Labs	3.8%

INDUSTRY DIVERSIFICATIONS AS OF DECEMBER 31, 1999 FOR MOSAIC INVESTORS


CASH 4.9%
CAPITAL GOODS 3.8%
FINANCIAL SERVICES 17.3%
INSURANCE 4.6%
TECHNOLOGY 14.4%
HEALTHCARE 12.0%
CONSUMER STAPLES 28.0%
CONSUMER CYCLICALS 5.5%
ENTERTAINMENT 4.7%
TELECOMMUNICATIONS 4.8%

announced disappointing earnings and a cloudy business future. The company is no longer owned by any Mosaic funds. Xerox had been bolstered by promises of restructuring and new business initiatives under a fresh management team, but actual results were contrary, and the market punished the stock severely. With little evidence of a change in the company's prospects, we eliminated our holdings. In general, our defensive consumer holdings, which had major run-ups at the end of 1998, showed price weakness, although no significant business difficulties. Supermarket chains Safeway and Kroger, along with drugstore operator CVS were down significantly for the year. We still have great faith in these businesses and expect that they will reward our patience.

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC INVESTORS


$360,000
$310,000
$260,000
$210,000
$160,000
$110,000
$60,000
$10,000
Investors Fund
S&P 500
Lipper Large Cap Core
$330,829
$293,925
$188,860
1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999

Average Annual Total Return			
1 Year	5 Years	10 Years	Since Inception
5.06%	20.79%	13.20%	14.89%

Past performance is not predictive of future performance.

Mosaic Balanced

How would you characterize the performance of Mosaic Balanced for the year?

Balanced returned 3.14% for the year. Frankly, we were disappointed in the performance of the stock portfolio, and simply faced a terrible year for bonds on the fixed income side of the fund. On the stock side of Balanced, which averaged around 65% of the portfolio, we faced the same difficulties that we have described on pages three through five regarding Mosaic Investors, which holds some of the same stocks. As the year began, our stocks were coming off of a very strong fourth quarter, and we recognized that we would probably see some moderation in returns in 1999. We did not anticipate the depth of aversion to our stocks and style that characterized the year. While our stocks as a whole finished the year up, we were not pleased with the overall performance of our stock portfolio. However, we do believe we hold great companies with excellent prospects and have every expectation that the market will eventually recognize the value and growth of our holdings.

FUND-AT-A-GLANCE

Objective: Mosaic Balanced seeks to provide substantial current dividend income while providing opportunity for capital appreciation by investing in a combination of mid-to-large companies and bonds.

Net Assets: $25.3 million

Date of Inception: December 18, 1986

Ticker: BHBFX

TOP FIVE STOCK AND FIXED INCOME HOLDINGS AS OF DECEMBER 31, 1999 FOR MOSAIC BALANCED

	% of net assets
Top Five Stock Holdings (62.6% of net assets in stocks)	
MCI WorldCom, Inc.	3.2%
Time Warner Inc.	3.1%
MGIC Investment Corporation	3.0%
CVS Corporation	3.0%
Dayton-Hudson Corporation	2.9%
Top Five Fixed Income Holdings	
U.S. Treasury Notes, 6.25%, 4/30/01	3.9%
Federal National Mortgage Assoc., 5.375%, 3/30/02	2.9%
U.S. Treasury Notes 5.25%, 1/31/01	2.0%
GMAC, 5.875%, 1/31/03	1.6%
Associates Corp. of North America, 6.00%, 4/30/03	1.6%

What was the contribution of the bond side of the portfolio?

While bonds will periodically have down years, we've seldom seem one as severe as 1999 for bonds in general. Interest rates rose dramatically throughout the year, pushing bond valuations down. This effect is most pronounced in bonds of long duration, as seen by the -14.9% return of the bellwether 30-year Treasury for 1999. With our focus on intermediate bonds, and a generally defensive posture, the bonds in Balanced showed considerably less volatility. The bond side of the portfolio finished the year with a slight negative return. Looking forward, we anticipate more short-term difficulties as the Federal Reserve raises rates, but see a brighter environment for bonds as the year progresses and the domestic economy eventually slows in the wake of these increases.

COMMON STOCK SECTOR ALLOCATION FOR MOSAIC BALANCED

(% of overall portfolio)


CAPITAL GOODS
2.4%
CONSUMER CYCLICALS
4.6%
TELECOMMU- NICATIONS
3.2%
CONSUMER STAPLES
17.9%
ENTERTAINMENT
3.1%
FINANCIAL SERVICES
11.2%
HEALTHCARE
7.7%
INSURANCE
3.0%
TECHNOLOGY
9.5%

PORTFOLIO INVESTMENT BLEND FOR MOSAIC BALANCED


CASH
5.5%
GOVERNMENT BONDS
10.6%
CORPORATE BONDS
21.3%
COMMON STOCKS
62.6%

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC BALANCED


$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Balanced Fund
Value Line Geometric Index
Lipper Balanced
$31,458
$27,944
$16,658
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

Average Annual Total Return		
1 Year	5 Years	10 Years
3.14%	16.10%	10.82%

Past performance is not predictive of future performance.

Mosaic Mid-Cap Growth

How would you characterize the performance of Mid-Cap Growth in 1999?

Mid-Cap Growth had the best annual return of the funds in Equity Trust, with a 9.50% gain for the year. The year ended particularly strong, with a 17.4% fourth quarter. To a great extent, this demonstrated our ability to find more reasonably priced technology stocks among the smaller-sized companies and among the larger technology names. At the same time, for much of the year the fund was constrained by the same factors as our large-cap funds: the narrowness of the market and its lack of concern with valuation.

What is the main difference between the management of Mosaic Mid-Cap Growth and the other funds in Equity Trust?

The main difference is the size of the companies in the portfolio. We generally define mid-cap stocks as those with a market capitalization or total market value in the $1 billion to $10 billion range. Our investment discipline remains the same for these companies: we seek solid, sustainable growth and reasonable valuations.

FUND-AT-A-GLANCE

Objective: Mosaic Mid-Cap Growth seeks long-term capital appreciation through the investment in mid sized growth companies.

Net Assets: $8.8 million

Date of Inception: July 21, 1983

Ticker: GTSGX

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 1999 FOR MOSAIC MID-CAP GROWTH

	% of net assets
Telephone & Data Systems, Inc.	5.8%
Rogers Communication	4.5%
American Power Conversion Corporation	4.4%
Martin Marietta Materials, Inc.	4.4%
CVS Corporation	4.3%
Southtrust Corporation	4.1%
Kansas City Southern	4.1%
MGIC Investment Corporation	4.0%
Federated Investors	4.0%
U.S. Cellular Corporation	3.8%

What holdings were the strongest contributors to Mid-Cap Growth's performance?

The fund had good results from several technology holdings including Lexmark, Computer Sciences and BMC Software. Although it was a difficult year for financial names in general we did have a winner in MGIC Investment Corp. Mid-Cap Growth enjoyed a strong contribution from TDS, a telecommunications company that surged over 180% last year. Expeditors International of Washington, Inc., a global logistics company, also saw its stock climb over 100% last year. These stocks, along with Mid-Cap's technology holdings finished the year strongly, boosting the fund to a fourth quarter return of 17.4%.

What holdings were the largest constraints on Mid-Cap Growth's performance?

Two technology companies, Cadence Design and Network Associates, experienced significant stock price erosion after encountering earnings difficulties around mid-year. Each stock fell over 50% during the time period we held the stocks in 1999. Neither stock is currently in the portfolio.

INDUSTRY DIVERSIFICATION AS OF DECEMBER 31, 1999 FOR MOSAIC MID-CAP GROWTH


TRANSPORTATION 6.1%
CASH 11.1%
CAPITAL GOODS 8.8%
CONSUMER CYCLICALS 5.8%
TELECOMMUNICATIONS 14.0%
CONSUMER STAPLES 10.9%
FINANCIAL SERVICES 14.8%
HEALTH-CARE 6.5%
INSURANCE 10.6%
TECHNOLOGY 11.4%

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC MID-CAP GROWTH


$53,270
$43,865
$22,103
Mid-Cap Growth Fund
S&P 500
Lipper Mid-Cap
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20000,
$15,000
$10,000
$5,000
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999

Average Annual Total Return		
1 Year	5 Years	10 Years
9.50%	12.17%	8.25%

Past performance is not predictive of future performance.

Mosaic Foresight



Frank Burgess

An interview with Foresight manager and Madison Investment Advisors' founder and President, Frank Burgess.

What was the general asset allocation in Mosaic Foresight over the course of 1999?

For 1999 the fund was in a generally defensive posture, with approximately 20-30% of the fund in stocks, and the remainder in safer fixed-income securities. Within the stocks, we favored financial names, which have been particularly out of favor. As a result of the modest negative performance in our stocks, the fund was down slightly for the annual period, (0.94%).

What were the major influences on Foresight's performance?

The performance of Foresight over any given time will be driven by the fund's asset allocation and the performance of the underlying securities. In 1999, with most of the fund's assets in cash securities, the fund's movement up or down was dampened. Holdings in Compaq and Xerox had a negative impact on performance, while Tommy Hilfiger, Sun Microsystems and Marshall & Ilsley were positive contributors.

Do you feel the market is overvalued?

We think "the market" can be broken into three groups. Many key technology and

FUND-AT-A-GLANCE

Objective: Mosaic Foresight seeks long-term capital appreciation through investments in large growth companies while pursuing capital preservation through active management of market exposure.

Net Assets: $2.6 million

Date of Inception: December 31, 1997

Ticker: GEWWX

TOP FIVE STOCK HOLDINGS AS OF DECEMBER 31, 1999 FOR MOSAIC FORESIGHT

(35.0% of total net assets in stocks)

	% of net assets
Martin Marietta Materials, Inc.	5.4%
Marshall & Ilsley Corporation	4.9%
MGIC Investment Corporation	4.7%
Federated Investors	4.2%
Federal Home Loan Mortgage	4.2%

INDUSTRY DIVERSIFICATION AS OF DECEMBER 31, 1999 FOR MOSAIC FORESIGHT


CASH
2.6%
CONSUMER CYCLICALS
7.0%
GOVERNMENT AGENCY
62.4%
INSURANCE
7.8%
FINANCIAL SERVICES
20.2%

Internet stocks are probably 40% over-valued. A second group might be called the "Nifty 30 Less Tech," which include General Electric, Home Depot and Wal-Mart. Although great franchises, their future growth rates seem too small to warrant their current high valuation. I believe these companies may be overvalued by 25%. The third group, which is the rest of the S&P 500, appears much more fairly valued. Hence our belief is that the out-of-favor financials in Foresight will rebound in 2000.

When do you anticipate significantly increasing the stock exposure in Foresight?

While I like the relative valuation of stocks in a number of underperforming sectors, I remain confident that we will see even more attractive buying opportunities over the next 12 months. Stocks will be added as these opportunistic occasions occur.

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC FORESIGHT


$16,000
$14,000
$12,000
$10,000
$8,000
Foresight Fund
S&P 500
Lipper Flexible
$15,563
$12,791
$11,526
12/31/97 3/31/98 6/30/98 9/30/98 12/31/98 3/31/99 6/30/99 9/30/99 12/31/99

Average Annual Total Return	
1 Year	Since Inception on December 31, 1997
-0.94%	7.36

Past performance is not predictive of future performance.

Outlook 2000

What is Mosaic's outlook for the year 2000?

Given the current risk/reward of our portfolios, we are far more optimistic as we head into 2000, than we were when we entered 1999. We believe that we will see a retracement of the valuation gap between the "haves" and the "have-nots" during the upcoming year. In other words, we think some of the excessive valuation in technology stocks will be erased, while out-of-favor stocks that are undervalued will rise. Under these conditions, we believe our growth-at-a-reasonable-price strategy would be an ideal place to be. Among the sectors that would be likely to benefit in this scenario are the currently under-performing consumer staples and financials sectors. Further, to extent we experience a correction, we would view that as a healthy development. It would help to reduce overall risk of the market and provide the opportunity to purchase additional high quality stocks for the funds. Our outlook is predicated on a solid, but slower-growing economy. We expect the Federal Reserve to continue to raise interest rates in the first half of the year, which would temper the economy's growth in the second half of 2000. If the economy shows signs of slowing, we believe it is likely that interest rates will then begin to decline leading to solid gains by financial services, consumer staples and pharmaceutical companies.

Independent Auditors' Report

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF
MOSAIC EQUITY TRUST

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments, of Mosaic Equity Trust, including Investors Fund, Balanced Fund, Mid-Cap Growth Fund and Foresight Fund, (collectively the "Funds"), as of December 31, 1999, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the periods in the three year period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the Mid-Cap Growth Fund and the Foresight Fund for the fiscal periods ended March 31, 1997 and prior were audited by other auditors whose report, dated May 2, 1997, expressed an unqualified opinion on those financial highlights. The financial highlights of the Investors Fund and Balanced Fund for the fiscal periods ended December 31, 1996 and prior were audited by other auditors whose report, dated January 24, 1997, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the Funds' custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds at December 31, 1999, and the results of their operations, the changes in their net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Chicago, Illinois

February 15, 2000

Investors Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 95.18% of net assets		
CAPITAL GOODS – MANUFACTURING: 3.80%		
Tyco Labs	28,650	$ 1,113,769
CONSUMER CYCLICALS: 5.47%		
Dayton-Hudson Corporation	11,850	870,234
Martin Marietta Materials Inc.	17,935	735,335
CONSUMER SERVICES – TELECOMMUNICATIONS: 4.84%		
MCI WorldCom, Incorporated*	26,760	1,419,952
CONSUMER STAPLES – BROADCAST MEDIA: 6.19%		
E.W. Scripps Co.	16,125	722,601
MediaOne Group, Incorporated*	14,225	1,092,658
CONSUMER STAPLES – COSMETICS AND TOILETRIES: 2.70%		
Gillette Company	19,235	792,242
CONSUMER STAPLES – CYCLICALS: 2.56%		
Nike Incorporated	15,150	750,872
CONSUMER STAPLES – FOOD & BEVERAGE: 4.71%		
PepsiCo, Incorporated	39,150	$ 1,380,037
CONSUMER STAPLES – RETAIL: 11.81%		
CVS Corporation	34,415	1,374,449
Kroger Company*	48,000	906,000
Safeway, Incorporated*	33,250	1,182,453
ENTERTAINMENT: 4.72%		
Time Warner Incorporated	19,100	1,383,556
FINANCIAL – SERVICES: 17.33%		
Associates First Capital	36,975	1,014,501
Federal Home Loan Mortgage	25,915	1,219,625
Finova Group Incorporated	22,895	812,773
National City Corporation	41,745	988,835
Wells Fargo & Company	25,865	1,045,916
HEALTHCARE: 12.01%		
Abbott Laboratories	35,100	1,274,569
Bristol-Myers Squibb Company	20,070	1,288,243
Johnson & Johnson	10,300	959,187
INSURANCE: 4.60%		
MGIC Investment Corporation	22,410	1,348,802
TECHNOLOGY: 14.44%		
Computer Sciences Corporation*	8,430	797,689
Compuware*	27,330	1,018,043
Intel Corporation	12,835	1,056,481
Lexmark International Group, Incorporated*	7,060	638,930
Tellabs Incorporated*	11,285	724,356
TOTAL COMMON STOCKS (cost $24,458,234)		$27,912,108

The Notes to Financial Statements are an integral part of these statements.

	VALUE
REPURCHASE AGREEMENT: 6.25% of net assets	
With Donaldson, Lufkin & Jenrette Securities Corporation issued 12/31/99 at 2.00%, due 1/3/00, collateralized by $1,869,912 in United States Treasury Notes due 9/30/00. Proceeds at maturity are $1,833,306 (cost $1,833,000)	$ 1,833,000
TOTAL INVESTMENTS: 101.43% of net assets (cost $26,291,234)	29,745,108
LIABILITIES LESS CASH AND RECEIVABLES: (1.43%) of net assets	(418,670)
NET ASSETS: 100%	$29,326,438

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Balanced Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 62.57% of net assets		
CAPITAL GOODS – MANUFACTURING: 2.38%		
Tyco Labs	15,500	$ 602,562
CONSUMER CYCLICALS: 4.59%		
Dayton-Hudson Corporation	10,100	741,718
Martin Marietta Materials Inc.	10,260	420,660
CONSUMER SERVICES – TELECOMMUNICATIONS: 3.24%		
MCI WorldCom, Incorporated*	15,443	819,417
CONSUMER STAPLES – BROADCAST MEDIA: 3.97%		
E.W. Scripps Co.	9,170	410,930
Mediaone Group, Incorporated*	7,750	595,296
CONSUMER STAPLES – COSMETICS AND TOILETRIES: 1.78%		
Gillette Company	10,940	450,591
CONSUMER STAPLES – CYCLICALS: 1.61%		
Nike Incorporated	8,250	408,890
CONSUMER STAPLES – FOOD & BEVERAGE: 2.85%		
PepsiCo, Incorporated	20,500	722,625
CONSUMER STAPLES – RETAIL: 7.66%		
CVS Corporation	19,010	$ 759,211
Kroger Company*	27,200	513,400
Safeway, Incorporated*	18,795	668,397

	NUMBER OF SHARES	VALUE
ENTERTAINMENT: 3.09%		
Time Warner Incorporated	10,785	781,238
FINANCIAL – SERVICES: 11.16%		
Associates First Capital	20,745	569,190
Federal Home Loan Mortgage	13,790	648,991
Finova Group Incorporated	12,915	458,482
National City Corporation	23,425	554,879
Wells Fargo & Company	14,710	594,835
HEALTHCARE: 7.71%		
Abbott Laboratories	19,100	693,568
Bristol-Myers Squibb Company	11,480	736,872
Johnson & Johnson	5,600	521,500
INSURANCE: 3.00%		
MGIC Investment Corporation	12,640	760,770
TECHNOLOGY: 9.53%		
Computer Sciences Corporation*	4,825	456,565
Compuware*	15,520	578,120
Intel Corporation	7,160	589,370
Lexmark International Group, Incorporated*	4,045	366,072
Tellabs Incorporated*	6,575	422,032
TOTAL COMMON STOCKS (cost $13,898,293)		$15,846,181

The Notes to Financial Statements are an integral part of these statements.

	PRINIPAL AMOUNT	VALUE
DEBT INSTRUMENTS: 31.91% of net assets		
Corporate Obligations: 21.29%		
Associates Corporation of North America, 6.00%, 4/1/03	425,000	$ 410,656
AT&T Corporation, 5.625%, 3/15/04	348,615	331,625
Cardinal Health Incorporated, 6.25%, 7/1/08	390,000	353,925
Ford Motor Credit Company, 7.75%, 3/15/05	325,000	331,093
Gap, Incorporated, 6.90%, 9/15/07	345,000	335,081
General Motors Acceptance Corporation, 5.875%, 1/22/03	430,000	414,412
International Lease Finance Corporation, 8.375%, 12/15/04	315,000	326,025
Kohls Corporation, 6.70%, 2/1/06	280,000	267,400
Lexmark International, 6.75%, 5/1/08	350,000	319,812
Morgan Stanley Dean Witter & Company, 6.375%, 8/1/02	355,000	349,231
Motorola, Incorporated, 5.80%, 10/15/08	430,000	388,075
Seagate Technology, Inc., Senior Notes, 7.37%, 3/1/07	275,000	242,687
The Goldman Sachs Company, 7.35%, 10/1/09	330,000	322,575
Tommy Hilfiger USA, Incorporated, 6.50%, 6/1/03	340,000	323,425
Walt Disney Company, Senior Notes, 6.375 %, 3/30/01	355,000	$ 353,225
Xerox Corporation, 5.50%, 11/15/03	345,000	323,437
U.S. Treasury & Agency Obligations: 10.62%		
Federal National Mortgage Association, 5.375%, 3/15/02	750,000	732,187
U.S. Treasury Notes, 6.25%, 5/31/00	300,000	300,651
U.S. Treasury Notes, 5.25%, 1/31/01	500,000	495,710
U.S. Treasury Notes/Bonds, 6.25%, 4/30/01	990,000	990,881
U.S. Treasury Notes, 6.25%, 8/31/02	170,000	169,863
TOTAL DEBT INSTRUMENTS (cost $8,388,083)		8,081,976
REPURCHASE AGREEMENT: 6.59% of net assets With Donaldson, Lufkin & Jenrette Securities Corporation issued 12/31/99 at 2.00%, due 1/3/00, collateralized by $1,701,589 in United States Treasury Notes due 9/30/00. Proceeds at maturity are $1,668,278. (cost $1,668,000)		1,668,000
TOTAL INVESTMENTS 101.07% of net assets (cost $23,954,376)		25,596,157
LIABILITIES LESS CASH AND RECEIVABLES: (1.07%) of net assets		(269,935)
NET ASSETS: 100%		$25,326,222

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Mid-Cap Growth Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 88.82% of net assets		
CAPITAL GOODS – ELECTRICAL EQUIPMENT: 4.44%		
American Power Conversion Corp.*	14,790	$ 390,086
CONSUMER CYCLICALS: 5.78%		
Callaway Golf Company	16,500	291,843
Nike Incorporated	4,350	215,596
CAPITAL GOODS – MANUFACTURING: 4.37%		
Martin Marietta Materials Inc.	9,375	384,375
CONSUMER SERVICES – TELECOMMUNICATIONS: 13.97%		
Rogers Communication	15,805	391,173
Telephone & Data Systems, Incorporated	4,020	506,520
U.S. Cellular Corporation	3,275	330,570
CONSUMER STAPLES – BROADCAST MEDIA: 3.21%		
E.W. Scripps Co.	6,290	281,870
CONSUMER STAPLES – RETAIL: 7.68%		
CVS Corporation	9,525	380,404
Kroger Company*	15,600	294,450
FINANCIAL – SERVICES: 14.78%		
Federated Investors	17,500	351,093
Finova Group, Inc.	8,800	312,400
Southtrust Corporation	9,525	360,164
Summit Bancorp	9,000	275,625
HEALTHCARE: 6.48%		
Becton Dickinson & Co.	11,615	310,701
Dentsply International, Incorporated	10,940	259,141
INSURANCE: 10.65%		
MBIA, Incorporated	6,025	$ 318,195
MGIC Investment Corporation	5,875	353,601
UNUMprovident Corporation	8,250	264,515
TECHNOLOGY: 11.40%		
Affiliated Computer SE	6,000	276,000
Compuware*	7,825	291,236
Fiserv, Incorporated*	6,725	257,231
Lexmark International Group, Incorporated*	1,960	177,380
TRANSPORTATION: 6.06%		
Expeditors International of Washington, Inc.	4,000	175,250
Kansas City Southern	4,785	357,089
TOTAL COMMON STOCKS (cost $6,414,550)		7,806,508
REPURCHASE AGREEMENT: 11.23% of net assets		
With Donaldson, Lufkin & Jenrette Securities Corporation issued 12/31/99 at 2.00%, due 1/3/00, collateralized by $1,006,876 in United States Treasury Notes due 9/30/00. Proceeds at maturity are $987,165. (cost $987,000)		987,000
TOTAL INVESTMENTS 100.05% of net assets (cost $7,401,550)		8,793,508
LIABILITIES LESS CASH AND RECEIVABLES: (0.05%) of net assets		(4,133)
NET ASSETS: 100%		$ 8,789,375

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Foresight Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 35.02% of net assets		
CONSUMER CYCLICALS: 6.99%		
Martin Marietta Materials Inc.	3,400	$ 139,400
Officemax, Incorporated*	7,500	41,250
FINANCIAL – SERVICES: 20.23%		
Associates First Capital	3,400	93,288
Federal Home Loan Mortgage	2,325	109,420
Federated Investors	5,470	109,742
Finova Group Incorporated	2,390	84,845
Marshall & Ilsley Corporation	2,000	125,625
INSURANCE: 7.80%		
MBIA, Incorporated	1,500	79,218
MGIC Investment Corporation	2,035	122,481
TOTAL COMMON STOCKS (cost $860,019)		905,269

	PRINCIPAL AMOUNT	VALUE
DEBT INSTRUMENTS: 62.39% of net assets		
U.S. GOVERNMENT AGENCY OBLIGATIONS:		
Federal Home Loan Bank, 5.67%, 2/16/00	450	$ 446,999
Federal Home Loan Mortgage Corporation, 5.52%, 1/14/00	420	419,420
Federal Home Loan Mortgage Corporation, 5.52%, 2/02/00	400	398,500
Federal Home Loan Mortgage Corporation, 5.81%, 2/17/00	350	347,536
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS (cost $1,611,285)		1,612,455
REPURCHASE AGREEMENT: 2.48% of net assets		
With Donaldson, Lufkin & Jenrette Securities Corporation issued 12/31/99 at 2.00%, due 1/3/00, collateralized by $65,289 in United States Treasury Notes due 9/30/00. Proceeds at maturity are $64,011. (cost $64,000)		64,000
TOTAL INVESTMENTS 99.89% of net assets (cost $2,535,304)		2,581,724
LIABILITIES LESS CASH AND RECEIVABLES: 0.11% of net assets		2,802
NET ASSETS: 100%		$ 2,584,526

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

December 31, 1999

	Investors Fund	Balanced Fund	Mid-Cap Growth Fund	Foresight Fund
ASSETS				
Investments, at value (Notes 1 and 2)				
Investment securities*	$27,912,108	$23,928,157	$ 7,806,508	$ 2,517,724
Repurchase agreements	1,833,000	1,668,000	987,000	64,000
Total investments	29,745,108	25,596,157	8,793,508	2,581,724
Cash	11,486	6,665	5,421	2,060
Receivables				
Dividends and interest	11,684	143,539	5,842	742
Capital shares sold	285,988	6,821	—	—
Total assets	30,054,266	25,753,182	8,804,771	2,584,526
LIABILITIES				
Payables				
Investment securities purchased	727,828	424,056	—	—
Capital shares redeemed	—	2,904	15,396	—
Total liabilities	727,828	426,960	15,396	—
NET ASSETS (Note 6)	$29,326,438	$25,326,222	$ 8,789,375	$ 2,584,526
CAPITAL SHARES OUTSTANDING	1,389,918	1,336,805	918,207	225,442
NET ASSET VALUE PER SHARE	$ 21.10	$ 18.95	$ 9.57	$ 11.46
INVESTMENT SECURITIES, AT COST	$24,458,234	$22,286,376	$ 6,414,550	$ 2,471,304

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended December 31, 1999

	Investors Fund	Balanced Fund	Mid-Cap Growth Fund	Foresight Fund
INVESTMENT INCOME (Note 1)				
Interest income	$ 105,594	$ 577,398	$ 47,536	$ 114,669
Dividend income	234,929	126,013	59,557	5,381
Other income	311	601	139	172
Total investment income	340,834	704,012	107,232	120,222
EXPENSES (Notes 3 and 5)				
Investment advisory fees	227,942	189,655	65,831	22,514
Other expenses	121,570	113,793	43,888	15,010
Total expenses	349,512	303,448	109,719	37,524
NET INVESTMENT INCOME (LOSS)	(8,678)	400,564	(2,487)	82,698
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS				
Net realized gain on investments	5,544,052	2,442,279	579,262	91,484
Change in net unrealized appreciation (depreciation) of investments	(3,969,589)	(2,118,999)	118,047	(205,807)
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	1,574,463	323,280	697,309	(114,323)
TOTAL INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$1,565,785	$ 723,844	$694,822	$ (31,625)

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

	Investors Fund		Balanced Fund	
	Year Ended December 31,		Year Ended December 31,	
	1999	1998	1999	1998
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income (loss)	$ (8,678)	$ 46,671	$ 400,564	$ 376,437
Net realized gain on investments	5,544,052	3,052,185	2,442,279	1,728,871
Change in net unrealized appreciation (depreciation) of investments	(3,969,589)	1,535,620	(2,118,999)	864,681
Total increase in net assets resulting from operations	1,565,785	4,634,476	723,844	2,969,989
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	—	(46,454)	(400,753)	(376,307)
From net capital gains	(5,079,576)	(2,505,125)	(2,244,659)	(1,761,206)
Total distributions	(5,079,576)	(2,551,579)	(2,645,412)	(2,137,513)
CAPITAL SHARE TRANSACTIONS (Note 8)	3,312,465	2,242,938	2,512,380	6,500,315
TOTAL INCREASE (DECREASE) IN NET ASSETS	(201,326)	4,325,835	590,812	7,332,791
NET ASSETS				
Beginning of year	29,527,764	25,201,929	24,735,410	17,402,619
End of year	$29,326,438	$29,527,764	$25,326,222	$24,735,410

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (concluded)

	Mid-Cap Growth Fund		Foresight Fund	
	Year Ended December 31,		Year Ended December 31,	
	1999	1998	1999	1998
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income (loss)	$ (2,487)	$ (9,781)	$ 82,698	$ 59,250
Net realized gain on investments	579,262	574,775	91,484	127,562
Net unrealized appreciation (depreciation) of investments	118,047	140,432	(205,807)	252,227
Total increase (decrease) in net assets resulting from operations	694,822	705,426	(31,625)	439,039
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	—	—	(82,658)	(59,250)
From net capital gains	—	(1,192,307)	—	—
Total distributions	—	(1,192,307)	(82,658)	(59,250)
CAPITAL SHARE TRANSACTIONS (Note 8)	(2,112,341)	(773,816)	(594,807)	999,699
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,417,519)	(1,260,697)	(709,090)	1,379,488
NET ASSETS				
Beginning of year	10,206,894	11,467,591	3,293,616	1,914,128
End of year	$ 8,789,375	$10,206,894	$ 2,584,526	$ 3,293,616

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

INVESTORS FUND[2]

	Year Ended December 31,				
	1999	**1998**	**1997**[1]	**1996**	**1995**
Net asset value beginning of year	$24.26	$22.37	$19.16	$18.03	$15.84
Investment operations:					
Net investment income (loss)	(0.01)	0.04	0.14	0.24	0.42
Net realized and unrealized gain on investments	1.21	4.13	6.39	3.91	3.45
Total from investment operations	1.20	4.17	6.53	4.15	3.87
Less distributions:					
From net investment income	—	(0.04)	(0.14)[5]	(0.25)	(0.42)
From net realized gain on investments	(4.36)	(2.24)	(3.18)[5]	(4.01)	(1.26)
Total distributions	(4.36)	(2.28)	(3.32)[5]	(4.26)	(1.68)
Net asset value, end of year	$21.10	$24.26	$22.37	$17.92	$18.03
Total return	5.06%	18.66%	34.84%	22.75%	24.63%

Ratios and supplemental data					
Net assets, end of year (in thousands)	$29,326	$29,528	$25,202	$13,112	$11,860
Ratio of expenses to average net assets	1.15%	1.16%	1.15%	1.17%	1.17%
Ratio of net investment income (loss) to average net assets	(0.03)%	0.17%	0.49%	1.20%	2.44%
Portfolio turnover	74%	85%	78%[6]	81%	58%

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (continued)

Selected data for a share outstanding for the periods indicated.

BALANCED FUND[3]

	Year Ended December 31,				
	1999	**1998**	**1997**[1]	**1996**	**1995**
Net asset value beginning of year	$20.47	$19.48	$18.09	$22.44	$20.16
Investment operations:					
Net investment income	0.33	0.37	0.40	0.50	0.75
Net realized and unrealized gain on investments	0.31	2.56	4.04	3.20	3.53
Total from investment operations	0.64	2.93	4.44	3.70	4.28
Less distributions:					
From net investment income	(0.33)	(0.37)	(0.41)[5]	(0.50)	(0.74)
From net realized gain on investments	(1.83)	(1.57)	(2.64)[5]	(3.61)	(1.26)
Total distributions	(2.16)	(1.94)	(3.05)[5]	(4.11)	(2.00)
Net asset value, end of year	$18.95	$20.47	$19.48	$22.03	$22.44
Total return	3.14%	15.15%	25.49%	17.00%	21.51%

Ratios and supplemental data					
Net assets, end of year (in thousands)	$25,326	$24,735	$17,403	$11,018	$10,857
Ratio of expenses to average net assets	1.20%	1.20%	1.35%	1.42%	1.36%
Ratio of net investment income to average net assets	1.57%	1.83%	1.80%	2.06%	3.36%
Portfolio turnover	55%	94%	78%[6]	86%	66%

The Notes to Financial Statements are an integral part of these statements.

Selected data for a share outstanding for the periods indicated.

MID-CAP GROWTH FUND[4]

	Year Ended December 31,		Nine Months Ended Dec. 31,	Year Ended March 31,		
	1999	**1998**	**1997**	**1997**	**1996**	**1995**
Net asset value beginning of period	$8.74	$9.25	$9.88	$20.49	$18.09	$21.11
Investment operations:						
Net investment income (loss)	—	(0.01)	(0.03)	(0.02)	0.13	0.15
Net realized and unrealized gain (loss) on investments	0.83	0.64	1.91	(0.47)	3.63	0.19
Total from investment operations	0.83	0.63	1.88	(0.49)	3.76	0.34
Less distributions:						
From net investment income	—	—	—	(0.02)	(0.12)	(0.15)
From net realized gain on investments	—	(1.14)	(2.51)	(10.10)	(1.24)	(3.21)
Total distributions	—	(1.14)	(2.51)	(10.12)	(1.36)	(3.36)
Net asset value, end of period	$9.57	$8.74	$9.25	$9.88	$20.49	$18.09
Total return	9.50%	6.81%	26.06%	(5.59)%	21.22%	2.27%

Ratios and supplemental data						
Net assets, end of period (in thousands)	$8,789	$10,207	$11,468	$10,964	$17,091	$31,590
Ratio of expenses to average net assets	1.25%	1.26%	1.27%[7]	1.62%	1.41%	1.30%
Ratio of net investment income to average net assets	(0.03)%	(0.09)%	(0.35)%[7]	(0.12)%	0.56%	0.76%
Portfolio turnover	65%	88%	80%	127%	21%	4%

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (continued)

Selected data for a share outstanding for the periods indicated.

FORESIGHT FUND

	Year Ended December 31,	
	1999	**1998**
Net asset value beginning of period	$11.95	$10.46
Investment operations:		
Net investment income (loss)	0.37	0.22
Net realized and unrealized gain (loss) on investments	(0.49)	1.49
Total from investment operations	(0.12)	1.71
Less distributions:		
From net investment income	(0.37)	(0.22)
From net realized gain on investments	—	—
Total distributions	(0.37)	(0.22)
Net asset value, end of period	$11.46	$11.95
Total return	(0.94)%	16.36%

Ratios and supplemental data		
Net assets, end of period (in thousands)	$2,585	$3,294
Ratio of expenses to average net assets	1.25%	1.30%
Ratio of net investment income to average net assets	2.73%	2.59%
Portfolio turnover	76%	185%

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (concluded)

Selected data for a share outstanding for the periods indicated.

FORESIGHT FUND (FORMERLY WORLDWIDE GROWTH FUND)[4]

	Nine Months Ended Dec. 31,	Year Ended March 31,		
	1997	**1997**	**1996**	**1995**
Net asset value beginning of period	$10.97	$9.86	$8.50	$12.51
Investment operations:				
Net investment income (loss)	(0.01)	0.01	0.04	0.02
Net realized and unrealized gain (loss) on investments	(0.50)	1.10	1.39	(2.48)
Total from investment operations	(0.51)	1.11	1.43	(2.46)
Less distributions:				
From net investment income	—	—	(0.07)	(0.03)
From net realized gain on investments	—	—	—	(1.52)
Total distributions	—	—	(0.07)	(1.55)
Net asset value, end of period	$10.46	$10.97	$9.86	$8.50
Total return	(4.65)%	11.21%	16.88%	(22.20)%
Ratios and supplemental data				
Net assets, end of period (in thousands)	$1,914	$2,582	$3,116	$3,319
Ratio of expenses to average net assets[8]	2.41%[7]	2.50%	2.38%	2.05%
Ratio of net investment income to average net assets[8]	0.05%[7]	0.10%	0.43%	0.21%
Portfolio turnover	2%	47%	78%	65%

1 All data reflect share price adjustment due to fund merger on June 13, 1997. (See note 1).
2 Data prior to June 13, 1997 represents Bascom Hill Investors, Inc.
3 Data prior to June 13, 1997 represents Bascom Hill BALANCED Fund, Inc.
4 Effective July 31, 1996, the investment advisory services transferred to Madison Mosaic, LLC from Bankers Finance Investment Management Corp. Prior to January 1, 1998, the Foresight Fund had different investment policies and objectives and was called Worldwide Growth Fund.
5 Includes distribution attributable to net investment income and net realized gain from Mosaic Investors Fund and Mosaic Equity Income Fund. (See note 1).
6 For purposes of determining portfolio turnover, the transfer of securities pursuant to the merger on June 13, 1997 are not considered.
7 Annualized.
8 Had the Advisor not waived advisory fees, the Worldwide Growth Fund's ratios of expenses and net investment loss to average net assets would have been 2.92% and (0.56)%, respectively, for the nine month period ended December 13, 1997; 3.00% and (0.40)%, respectively, for the year ended March 31, 1997; 2.97% and (0.17)%, respectively, for the year ended March 31, 1996; and 3.05% and (0.79)%, respectively, for the year ended March 31, 1995.

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

For the period ended December 31, 1999

1. Summary of Significant Accounting Policies. Mosaic Equity Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, investment management company. The Trust offers shares in four separate diversified funds which invest in differing securities. The Investors Fund, the surviving economic entity of the merger between Mosaic Equity Trust Investors Fund and Bascom Hill Investors, Inc., which occurred on June 13, 1997, is invested in established companies that may be undervalued and may offer significant growth potential. The Balanced Fund, the surviving economic entity of the merger between Mosaic Equity Trust Equity Income Fund and Bascom Hill BALANCED Fund, Inc., which occurred on June 13, 1997, is invested in a combination of investment grade fixed-income securities and equity securities of established companies. All financial information presented prior to the effective date of the mergers represents activity of the Bascom Hill Investors, Inc. and the Bascom Hill BALANCED Fund, Inc., respectively. The Mid-Cap Growth Fund is invested primarily in "mid-cap" companies that may offer rapid growth potential. The Foresight Fund moves in and out of the stock and bond markets when these markets appear unusually over-or-under valued. Prior to January 1, 1998, the Foresight Fund had different investment policies and objectives and was called Worldwide Growth Fund.

Securities Valuation: Securities traded on a national securities exchange are valued at their closing sale price, if available, and if not available such securities are valued at the mean between their bid and asked prices. Other securities, for which current market quotations are not readily available, are valued at their fair value as determined in good faith by the Board of Trustees. Investment transactions are recorded on the trade date. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes. Short-term securities (maturing within 60 days) are valued at amortized cost which approximates market value. Securities with maturities in excess of 60 days are valued at market value.

Investment Income: Interest and other income is accrued on a daily basis. Dividend income is recorded on the ex-dividend date.

Dividends: Substantially all of the Trust's accumulated net investment income, if any, determined as gross investment income less expenses, is declared as a regular dividend and distributed to shareholders at year end for the Investors, Mid-Cap Growth and Foresight Funds. The Trust intends to declare and pay regular dividends quarterly on the Balanced Fund. Capital gain distributions, if any, are declared and paid annually at year end. Additional distributions may be made if necessary.

Income Tax: In accordance with the provisions of Subchapter M of the Internal Revenue Code applicable to regulated investment companies, all of the taxable income of each portfolio is distributed to its shareholders, and therefore, no federal income tax provision is required. As of December 31, 1999, the Foresight Fund had available for federal income tax purposes an unused capital loss carryover of $192,463, expiring December 31, 2003.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investments in Repurchase Agreements. When the Trust purchases securities under agreements to resell, the securities are held for safekeeping by the custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Trust's custodian bank. Repurchase agreements may be terminated within seven days. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Trust, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations.

3. Investment Advisory Fees and Other Transactions with Affiliates. The Investment Advisor to the Trust, Madison Mosaic, LLC ("the Advisor"), earns an advisory fee equal to 0.75% per annum of the average net assets of each of the Investors, Balanced, Mid-Cap Growth and Foresight Funds; the fees are accrued daily and are paid monthly.

4. Aggregate Cost and Unrealized Appreciation (Depreciation). The aggregate cost for federal income tax purposes and the net unrealized appreciation are stated as follows as of December 31, 1999:

	Investors Fund	Balanced Fund
Aggregate Cost	$26,291,234	$23,954,376
Gross unrealized appreciation	$ 4,776,547	$ 2,687,802
Gross unrealized depreciation	(1,322,673)	(1,046,021)
Net unrealized appreciation	$ 3,453,874	$ 1,641,781

	Mid-Cap Growth Fund	Foresight Fund
Aggregate Cost	$7,401,550	$2,535,304
Gross unrealized appreciation	$1,867,036	$ 120,183
Gross unrealized depreciation	(475,078)	(73,763)
Net unrealized appreciation	$1,391,958	$ 46,420

5. Other Expenses. All support services are provided by the Advisor under a Services Agreement for fees based on a percentage of average net assets. This percentage is 0.40% for the Investors Fund, 0.45% for the Balanced Fund and 0.50% for the Mid-Cap Growth Fund and Foresight Fund.

The Advisor is also responsible for the fees and expenses of Trustees who are affiliated with the Advisor and certain promotional expenses.

6. Net Assets. At December 31, 1999, net assets included the following:

	Investors Fund	Balanced Fund
Net paid in capital on shares of beneficial interest	$24,568,061	$23,064,922
Undistributed net investment income	—	—
Accumulated net realized gains	1,304,503	619,519
Net unrealized appreciation on investments	3,453,874	1,641,781
Total Net Assets	$29,326,438	$25,326,222

	Mid-Cap Growth Fund	Foresight Fund
Net paid in capital on shares of beneficial interest	$6,954,474	$2,730,529
Undistributed net investment income	—	40
Accumulated net realized gains (losses)	442,943	(192,463)
Net unrealized appreciation on investments	1,391,958	46,420
Total Net Assets	$8,789,375	$2,584,526

7. Investment Transactions. Purchases and sales of securities other than short-term securities for the year ended December 31, 1999 were as follows:

	Investors Fund	Balanced Fund
Purchases	$21,266,508	$13,717,304
Sales	21,848,694	13,090,251

	Mid-Cap Growth Fund	Foresight Fund
Purchases	$5,178,639	$851,390
Sales	7,395,085	566,505

8. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares for the following periods were:

	Year Ended December 31,	
Investors Fund	1999	1998
In Dollars		
Shares sold	$18,657,217	$14,539,477
Shares issued in reinvestment of dividends	4,868,593	2,455,089
Total shares issued	23,525,810	16,994,566
Shares redeemed	(20,213,345)	(14,751,628)
Net increase	$ 3,312,465	$ 2,242,938
In Shares		
Shares sold	747,254	622,680
Shares issued in reinvestment of dividends	232,391	101,199
Total shares issued	979,645	723,879
Shares redeemed	(806,854)	(633,406)
Net increase	172,791	90,473

	Year Ended December 31,	
Balanced Fund	1999	1998
In Dollars		
Shares sold	$3,499,336	$8,104,834
Shares issued in reinvestment of dividends	2,510,195	2,018,298
Total shares issued	6,009,531	10,123,132
Shares redeemed	(3,497,151)	(3,622,817)
Net increase	$2,512,380	$6,500,315
In Shares		
Shares sold	164,542	395,961
Shares issued in reinvestment of dividends	131,712	98,882
Total shares issued	296,254	494,843
Shares redeemed	(167,852)	(179,717)
Net increase	128,402	315,126

	Year Ended December 31,	
Mid-Cap Growth Fund	1999	1998
In Dollars		
Shares sold	$ 8,439,187	$ 6,985,781
Shares issued in reinvestment of dividends	—	1,151,393
Total shares issued	8,439,187	8,137,174
Shares redeemed	(10,551,528)	(8,910,990)
Net decrease	$(2,112,341)	$ (773,816)
In Shares		
Shares sold	996,771	747,858
Shares issued in reinvestment of dividends	—	131,738
Total shares issued	996,771	879,596
Shares redeemed	(1,246,057)	(951,759)
Net decrease	(249,286)	(72,163)

	Year Ended December 31,	
Foresight Fund	1999	1998
In Dollars		
Shares sold	$ 547,899	$1,588,929
Shares issued in reinvestment of dividends	80,623	57,264
Total shares issued	628,522	1,646,193
Shares redeemed	(1,223,329)	(646,494)
Net increase (decrease)	$(594,807)	$ 999,699
In Shares		
Shares sold	45,873	147,745
Shares issued in reinvestment of dividends	7,078	4,792
Total shares issued	52,951	152,537
Shares redeemed	(103,154)	(59,858)
Net increase (decrease)	(50,203)	92,679

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Equity Trust

The Mosaic Family of Mutual Funds

Mosaic Equity Trust
Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Growth Fund
Mosaic Foresight Fund

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For more complete information on any Mosaic Fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

Transfer Agent
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
888-670-3600

Telephone Numbers

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